Exhibit 99.14

Silvercorp Metals Inc.
Suite 1378 - 200 Granville Street
Vancouver, BC, Canada V6C 1S4

Tel: (604) 669-9397
Fax: (604) 669-9387
Email: info@silvercorp.ca
Website: www.silvercorp.ca

NOTICE OF MEETING AND RECORD DATE

TO: All Applicable Commissions & Stock Exchanges

Dear Sirs / Mesdames:

Pursuant to the requirements of National Instrument 54-101, Silvercorp Metals Inc. hereby advises the following with respect to the upcoming Meeting of Shareholders:

1	CUSIP Number	:	82835P103
2	Meeting Type	:	Annual and Special General
3	Meeting Location	:	Vancouver
4	Meeting Date	:	September 26, 2008 (Fri)
5	Record Date for Notice	:	August 22, 2008 (Fri)
6	Record Date for Voting	:	August 22, 2008 (Fri)
7	Beneficial Ownership Determination Date	:	August 22, 2008 (Fri)
8	Class of Securities Entitled to Receive Notice and Vote	:	Common Shares
9	Business Type	:	General and Special

DATED AT VANCOUVER, BRITISH COLUMBIA, as of the 25th day of July, 2008.

Sincerely,

Silvercorp Metals Inc.

PER: “Lorne Waldman”

Lorne Waldman
Corporate Secretary